SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)*

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45173E105

(CUSIP Number)

Christopher L. Kaufman

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: (650) 463-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Luis Arzubi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Diosdado Banatao
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons George Pavlov
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 shares of Common Stock 0 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 shares of Common Stock 0 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock 0 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% of Common Stock 0% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

Introduction.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) supplements and amends the Schedule 13D filed on September 3, 2009 (as amended and supplemented to date, the “Schedule 13D”), by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Ikanos Communications, Inc., a Delaware corporation (the “Company”), Common Stock issuable upon the exercise of warrants (“Warrants”), and Series A Preferred Stock, par value $0.001 per share of the Company (the “Voting Share”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

As previously disclosed, on August 5, 2015, Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), and King Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser commenced a cash tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock, at a price of $2.75 per share, without interest (the “Offer Price”), subject to any applicable withholding taxes. Concurrent with the execution of the Merger Agreement, the Tallwood Funds and certain other shareholders of the Company entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser. Pursuant to the Tender and Support Agreement, the Tallwood Funds tendered all of their shares of Common Stock in the Offer.

The Offer expired at 5:00 p.m. Eastern Time on September 28, 2015, at which time the Purchaser accepted for payment all shares of Common Stock validly tendered and not withdrawn in the Offer, including those shares tendered by Tallwood Funds, at the Offer Price in accordance with the terms of the Offer. Accordingly, following the consummation of the Tender Offer, the Reporting Persons no longer beneficially owned any Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) and (b)

This Amendment No. 6 is being filed on behalf of the Reporting Persons to report that, as of September 28, 2015, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

(c) Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None.

(e) As of September 28, 2015, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

The information set forth in Item 4 above is incorporated by reference in response to this Item 6.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, dated September 3, 2009 (incorporated by reference to Exhibit 5 to Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009).

Exhibit 2	Joinder to Joint Filing Agreement, dated February 13, 2014 (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 14, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 29, 2015

Tallwood III, L.P.		Tallwood III Annex Management, LLC
Tallwood III Partners, L.P.
Tallwood III Associates, L.P.
		By:	/s/ Natasha Skok
By:	Tallwood III Management, LLC		Natasha Skok, Attorney-in-Fact
Its General Partner

By:	/s/ Natasha Skok	Tallwood Partners, LLC
Natasha Skok, Attorney-in-Fact
		By:	The Banatao Living Trust DTD 7/21/99
Its Managing Member
Tallwood III Annex, L.P.

By:	Tallwood III Annex Management, LLC	By:	/s/ Diosdado Banatao
Its General Partner			Diosdado Banatao, Trustee

By:	/s/ Natasha Skok
	Natasha Skok, Attorney-in-Fact	/s/ Luis Arzubi
Luis Arzubi

Tallwood III Management, LLC
/s/ Diosdado Banatao
Diosdado Banatao
By:	/s/ Natasha Skok
Natasha Skok, Attorney-in-Fact
/s/ George Pavlov
George Pavlov